NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	September 7, 2017

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC.
UPDATE ON THE DEVELOPMENT OF NEW TECHNOLOGIES

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE American: KIQ) (“Kelso” or the “Company”) reports the following update on technology developments.

Rail Wheel Cleaning System

Further to our press release of June 6, 2017 our Class I railroad technology partner has successfully installed and is operational on a beta test site for our new Rail Wheel Cleaning System (“WCS”). The WCS is designed for rail wheel cleaning operations in railroad hump yards and industrial shipping facilities. The WCS is being tested and evaluated in one of the largest rail yard operations in North America.

Our WCS is a unique proprietary (patent pending) rail wheel cleaning system that has been designed in cooperation with Class I railroads. It addresses the problematic issue of railcar wheels “caking” with various commodities during operations and assists in the reduction of “over-speed” infractions in a railroad hump yard. The industrial heavy-duty cleaning capabilities provided by the WCS for railcar operations can reliably maintain and improve the performance of rolling stock. Some of the more challenging commodities addressed by the WCS include crude oil/tar, salt water slurry, flour water slurry, Portland cement, lime powder slurry, sugar water slurry, potash and sulfur.

This Beta Site test is a key development and prerequisite event that is expected to lead to full commercial sales of the WCS. To date testing is going very well and there is much interest in this technology coming from railroad operators and industrial users.

ASCS Truck Technologies

Further to our press release of May 25, 2017, the Company is nearing completion of the conversion of its first commercial 2017 Ford F150 truck. The vehicle features seven new suspension-related patents (pending) that have been articulated in one vehicle to provide heavy duty performance capability in challenging rugged sloped terrains. Initial production plans covering supply chain and facilities for the conversion of up to 500 vehicles has been established. Implementation of the production plans and marketing initiatives are expected to commence in October 2017.

As previously announced Kelso has filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (ASCS). The ASCS patent applications are owned by Kelso and cover numerous new technologies including computer automation software. Kelso anticipates filing further patent applications relating to the ASCS technology as Kelso continues to develop and improve its ASCS technologies.

The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial combined road and no-road vehicles. Vehicles featuring the ASCS technologies are expected to provide new distinct advantages to commercial customers in terms of safety, performance and economic efficiencies. The basic design premise of the ASCS technologies is to manage the center-of-gravity of the vehicle while in motion with heavy duty automated air suspension. This ensures that the driver, passengers and payload remain in a stable level position when driving in difficult rugged sloped terrains including flooded areas. The ASCS technology package is well suited for use in desert, mountain, snow and low lying water environments.

New commercial revenues are expected to be derived from customers requiring reliable commercial performance in operations involving applications in search & rescue, military, railroad, police & border patrol, first responders, railroads, mining, forestry, agriculture, ranching, pipelines, telecommunications, oil, gas and electric transmission.

Truck Tanker Equipment

Our combined PRV/VRV valve specifically designed for truck tanker applications has been installed in a commercial vehicle and is undergoing suitability testing by a large transport company. There are no regulatory requirements to be met on this product as ASME manufacturing regulations have been met. The Company is actively marketing this product with other stakeholders in the transportation industry. Once the PRV/VRV testing is satisfactorily completed the next step is to introduce our trucking one-bolt manway.

James R. Bond, CEO of the Company comments that: “Despite the current recession in specialized rail tank car equipment our relationships with technology stakeholders has allowed Kelso to continue to build our brand through new engineered technology solutions for transportation operations. The ASCS and WCS are examples of the new direction of our strategic plans to create high value products (over $200,000 per unit) that can generate multi-million dollar revenues in the future. Management will continue to initiate product development in new markets in addition to Kelso’s established line of rail tank car products. Our goal is to succeed in our business plans and dramatically improve our growth of financial performance through diversification.”

About Kelso Technologies

Kelso focuses on the creation of innovative engineered product solutions for a wide range of applications in transportation markets. Our rail tank car division has successfully created and distributed a suite of proprietary equipment used in the safe handling and containment of hazardous materials during transport. New product strategies concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements and Information: This news release contains “forward-looking statements and information” within the meaning of applicable securities laws. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include without limitation: that there is interest in the WCS technology coming from railroad operators and industrial users; this testing is a key development and prerequisite event that is expected to lead to full commercial sales of the WCS; that the Company is nearing completion of the conversion of its first commercial 2017 Ford F150 truck with ASCS technology; the vehicle features seven new suspension-related patents (pending) that have been articulated in one vehicle to provide heavy duty performance capability in challenging rugged sloped terrains; that initial production plans cover supply chain and facilities for the conversion of up to 500 vehicles has been established; that implementation of the production plans and marketing initiatives are expected to commence in October 2017; and that the ASCS and WCS are examples of the new direction of our strategic plans to create high value products (over $200,000 per unit) that can generate multi-million dollar revenues in the future; that ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial combined road and no-road vehicles; that the ASCS technologies are expected to provide new distinct advantages to commercial customers in terms of safety, performance and economic efficiencies, all of which will result in new commercial revenues from many types of user; that we will soon introduce our trucking one-bolt manway; and that we will continue to initiate product development in new markets. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the Company’s products may not work as well as expected; we may not be able to break in to new markets, because such markets are served by strong and embedded competitors or because of long term supply contracts; and we may not be able to grow and sustain anticipated revenue streams. We may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development. Our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products. Our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged. Our intended technologies may infringe on the intellectual property of other parties. We may not have any parties interested in licensing our technology as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

The forward-looking information and statements contained in this document speak only as to the date of this document, and Kelso does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J
www.kelsotech.com